UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2022
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On September 13, 2022, RedHill Biopharma Ltd. (the “Company”) and its wholly-owned subsidiary RedHill Biopharma Inc. (“RedHill US”) received a notice of events of default and reservation of rights letter (the “Notice”) from HCR Collateral Management, LLC (“HCR”), as administrative agent, under the credit agreement, dated as of February 23, 2020 (as amended, the “Credit Agreement”), by and among the Company, RedHill US, HCR and the lenders from time to time party thereto. The Notice asserts that certain events of default occurred as a result of alleged breaches by the Company of its representations and warranties and financial covenants under the Credit Agreement. As a result of the alleged events of default, the Notice provides that the outstanding obligations under the Credit Agreement now bear interest at the default rate prescribed therein and that the lenders may accelerate the obligations under the Credit Agreement.

While not asserted in the Notice, the Company acknowledges that it has not satisfied its obligation to deliver to HCR its condensed consolidated interim financial statements as of June 30, 2022 within 60 days after the end of the Company’s fiscal quarter, and that it anticipates releasing such financial statements publicly on or before September 23, 2022.

The Company disagrees with the assertions made by HCR as the basis for the Notice and, accordingly, the validity of the Notice. Moreover, the Company disputes the alleged events of default asserted by HCR and, on September 15, 2022, the Company sent a response letter to HCR to this effect. Nonetheless, the Company is engaged with HCR in good faith in order to establish a consensual business resolution to this dispute. RedHill US continues operating its business as usual while also concurrently evaluating strategic alternatives to satisfy its outstanding obligations under the Credit Agreement, including a potential strategic transaction with respect to Movantik®. The Company has engaged Cravath, Swaine & Moore LLP as its legal advisor and has also engaged financial advisors in connection with the foregoing efforts.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254828) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: September 16, 2022	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer